UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 31, 2023	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

ANNOUNCEMENT ON RESULTS ESTIMATE

FOR THE YEAR 2022

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the Inside Information Provisions in Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company and all directors warrant that this announcement does not contain any false information, misleading statement or material omission and accept responsibilities for the truthfulness, accuracy and completeness of the contents contained herein.

I.	RESULTS ESTIMATE FOR THE PERIOD

(1)	Results estimate period

1 January 2022 to 31 December 2022.

(2)	Results estimate

1. Based on the preliminary estimates of the finance department of the Company made in accordance with the China Accounting Standards for Business Enterprises, the net loss attributable to shareholders of the Company for the year 2022 is expected to be RMB36 billion to RMB39 billion. Detailed results will be disclosed in the 2022 annual report of the Company.

2. The net loss attributable to shareholders of the Company after deducting non- recurring profit and loss is expected to be RMB36.8 billion to RMB39.8 billion.

3. The financial information involved in this results estimate has not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR

(1)

For the year 2021, the net loss attributable to shareholders of the Company amounted to RMB12.214 billion; and the net loss attributable to shareholders of the Company after deducting non-recurring profit and loss amounted to RMB13.541 billion.

(2)	For the year 2021, basic loss per share of the Company amounted to RMB0.7272.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS FOR THE PERIOD

In 2022, under the continuous impact of the novel coronavirus pandemic (“COVID-19”), the civil aviation industry remained in downturn, and recorded a total traffic volume of 59.93 billion tonne-kilometres, which represents 46.3% of the same period in 2019, and a passenger traffic volume of 250 million passengers, which represents 38.1% of the same period in 2019. Headquartered in Shanghai, the Company was confronted with arduous challenges from the impact of COVID-19. Meanwhile, the international oil prices remained high and the depreciation of Renminbi against U.S. dollars also further aggravated the cost pressure of the Company.

In face of challenges from multiple unexpected factors including the impact of COVID-19, persistent market downturn, high oil prices and the depreciation of exchange rate, the Company responded proactively by coordinating and promoting various works such as COVID-19 prevention and control, production and operation and reform and development, improved quality and efficiency and strived to reduce the adverse impact brought by COVID-19 by measures such as adjusting transportation capacity deployment, strengthening the linkage between passenger traffic and freight transportation, implementing strict cost control measures, strengthening risk control measures and ensuring stable cash flow. However, due to the impact of COVID-19 and other external adverse factors, it is expected that the Company’s operating results in 2022 will continue to suffer losses.

IV.	RISK ALERT

There are no significant uncertainties in the Company that may affect the accuracy of this results estimate.

V.	OTHER MATTERS

The estimated results above are only preliminary estimates. For specific and accurate financial information, please refer to the audited results in the 2022 annual report to be officially published by the Company. Investors are hereby reminded of the investment risks.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 30 January 2023

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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